Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands except ratio of earnings to fixed charges)

	Six Months Ended				Year Ended
	July 1, 2011		July 2, 2010		December 31, 2010		December 25, 2009		December 26, 2008		December 28, 2007		December 29, 2006
Earnings:
Loss from continuing operations before income taxes	$(10,715)		$(26,518)		$(52,849)		$(85,595)		$(539,272)		$(45,766)		$(7,217)
Fixed charges	29,797		37,346		70,492		86,697		112,987		87,290		76,589

Total earnings	$19,082		$10,828		$17,643		$1,102		$(426,285)		$41,524		$69,372

Fixed charges:
Interest expense	$28,752		$36,251		$68,333		$84,204		$109,527		$84,923		$74,675
Implicit interest in rent expense	1,045		1,095		2,159		2,493		3,460		2,367		1,914

Total fixed charges	$29,797		$37,346		$70,492		$86,697		$112,987		$87,290		$76,589

Ratio of earnings to fixed charges	0.64	x	0.29	x	0.25	x	0.01	x	(3.77	)x	0.48	x	0.91	x